

April 27, 2023

Glenn Boehnlein
Vice President, Chief Financial Officer
STRYKER CORP
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: STRYKER CORP**
> **Form 10-K for Fiscal Year December 31, 2022**
> **Filed February 10, 2023**
> **File No. 001-13149**

Dear Glenn Boehnlein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services